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                                                                     EXHIBIT 4.6


                AMENDMENT NO. 2 TO POWERWAVE TECHNOLOGIES, INC.

                           1996 STOCK INCENTIVE PLAN

                             Adopted August 4, 1998

     Section 4.1 of the POWERWAVE TECHNOLOGIES, INC. 1996 STOCK INCENTIVE PLAN (the "Plan") is amended and restated in its entirety to read as follows:

     "4.1 Shares Subject to the Plan. The total number of shares of Common Stock which may be issued under the Plan shall be equal to 3,000,000 shares, plus such number of additional shares as shall be available for grant under the Company's 1995 Stock Option Plan, including shares underlying lapsed options granted thereunder subject to adjustment as to the number and kind of shares pursuant to Section 4.2 hereof. For purposes of this limitation, in the event that (a) all or any portion of any Option or Right to Purchase granted or offered under the Plan can no longer under any circumstances be exercised, or
(b) any shares of Common Stock are reacquired by the Company pursuant to an Incentive Option Agreement, Nonqualified Option Agreement or Stock Purchase Agreement, the shares of Common Stock allocable to the unexercised portion of such Option or such Right to Purchase, or the shares so reacquired, shall again be available for grant or issuance under the Plan."